EXPLANATION OF RESPONSES
(1)	Held directly by Insight Venture Partners IX, L.P.
(2)	Held directly by Insight Venture Partners (Cayman) IX, L.P.
(3)	Held directly by Insight Venture Partners (Delaware) IX, L.P.
(4)	Held directly by Insight Venture Partners IX (Co-Investors), L.P.
(5)	Held directly by IVP (Venice), L.P.